China Precision Steel, Inc.

Room B, 18th Floor, Teda Building, 87 Wing Lok Street

Sheung Wan, Hong Kong

April 2, 2015

Terence O’Brien

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Precision Steel, Inc.
Form 10-K
Filed October 14, 2014
File No: 0-23039

Dear Mr. O’Brien:

On behalf of China Precision Steel, Inc. (the “Registrant”) and in response to the comments set forth in your letter dated March 26, 2015, we are writing to supply requested additional information.

The Company acknowledges that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Leada Tak Tai Li
Leada Tak Tai Li
Chief Financial Officer